Contact

www.linkedin.com/in/steve-paris
(LinkedIn)

Top Skills

Cross-Functional Team Building
Project Management
Advertising

Certifications

Certified Digital Marketing
Professional

Steve Paris

Founder | Growth Driver | Girl Dad x 2
Dayton Metropolitan Area

Summary

As a 2x startup founder, I combine a foundation of classical marketing, leadership and strategy training from General Mills with a range of business development, management and sales leadership experiences in SaaS, data analytics, sports and not-for-profits.

Throughout, I have been recognized for a resilient and optimistic style of leadership that grows businesses and inspires teams across diverse and dynamic environments.

My Strengthscope significant seven are Common Sense, Decisiveness, Enthusiasm, Leading, Optimism, Persuasiveness, and Resilience, but my WHY always comes back to Girl Dad x 2.

I am not interested in franchises but am always looking to grow my network. If you are a decent human being, I would love to hear from you to discuss your business idea or challenges or just to connect.

Experience

Plus.Fan
Chief Executive Officer & Co-Founder
2023 - Present (2 years)
Dayton, Ohio, United States

Fans want more than just a ticket. Plus.Fan enables teams and leagues to easily create, sell and deliver more connected fan experiences and memberships through a SaaS platform and playbook that creates incremental revenue for organizations with minimal incremental resources. Launched in January of 2024, we now have clients in seven countries, adding new teams at a rate of almost one per month.

Feast of Giving
Director
2025 - Present (less than a year)
Dayton, Ohio, United States

The Feast of Giving is a component fund of The Dayton Foundation. Started in 1969 by the Elder-Beerman Stores Corp. as a thank-you to the community, nearly 500 volunteers put on this free family event that served 8,000 meals at its peak. Paused in 2020 due to Covid, the event will be returning in 2025. Stay tuned or reach out to get involved: info@feastofgiving.org

Fan Owned Club
Chief Executive Officer & Co-Founder
2018 - 2024 (6 years)
Nashville, Tennessee, United States

Fan Owned Club offered everyday fans across 48 states and 22 countries a unique insider experience through partnerships with Austria's FC Pinzgau Saalfelden (FCPS) and Northern Ireland's Carrick Rangers Football Club (CRFC).

We helped transform a struggling men's team into a playoff contender and regional cup winner, while
developing the women's program from a "country" team to a regional powerhouse including two league titles and promotion to the 2nd division.

We overhauled marketing and sponsor operations, securing the Club's first manufacturer and facility sponsorships, doubling attendance, and creating award-winning kit designs. Our capital campaigns generated seven figures in investment and hundreds of new international fans for clubs with historically local fanbases.

Aimia Inc
9 years

Aimia Kantar Insights Joint Venture Lead (Senior Vice President, Intelligent Shopper Solutions)
2012 - 2019 (7 years)
Boston, Massachusetts, United States

Aimia Intelligent Shopper Solutions is now part of Circana (circana.com)

Operating lead for Aimia Kantar Insights Joint Venture, growing it from an idea to a thriving business with consistent revenue and profit growth. Sold, serviced and renewed, multiyear, enterprise level SaaS contracts with major retailers including 140 CPG contracts. Recruited and led a team regularly recognized for excellence, including sales, account management and analytics.

CVS Health General Manager (Senior Vice President, Intelligent Shopper Solutions)
2010 - 2012 (2 years)
Providence, Rhode Island Area

Aimia Intelligent Shopper Solutions is now part of Circana (circana.com). Hired to turnaround CVS Health team, the division's #2 global priority account and save struggling pilot engagement. Successfully converted pilot to a long term contract with seven figure revenue growth in year one. Member of global leadership team reporting directly to the Global President.

EYC - Now Symphony EYC, a Symphony Retail Solutions business
Senior Vice President
April 2009 - December 2010 (1 year 9 months)
Greater Minneapolis-St. Paul Area

Led regional office for loyalty analytics and retail consultancy including the development and implementation of customer centric analysis and decision tools across retail operations including customer segmentations, assortment, circular planning, pricing, promotion and targeted marketing at SUPERVALU. Member of the international leadership team reporting directly to the CEO.

General Mills
Senior Marketing Manager
2007 - 2009 (2 years)
Greater Minneapolis-St. Paul Area;

Led new product strategy from blue sky to commercialization for business unit including delivering 171% of plan for a new brand launch, growing existing business baseline sales by 14% and driving over $2M in costs savings with a disciplined focus on consumer value drivers.

Cereal Partners Worldwide (Nestlé & General Mills)
Regional Marketing Manager, Russia & CIS Region
2006 - 2007 (1 year)
Moscow, Russia

Led all marketing activities across a seven brand portfolio ranging from OPP to Premium in Russia, Ukraine, Belarus and Kazakhstan including advertising, consumer promotions, consumer research and new product development while preparing the team for local leadership. Key member of Region leadership team nominated for 12 global awards, winner of two.

Medallion Labs
General Manager, Medallion Labs (a division of General Mills)

2005 - 2006 (1 year)
Greater Minneapolis-St. Paul Area

Chosen for cross-functional R&D assignment to lead Medallion Labs, an external profit center. Turned around slumping business unit, driving record contribution of +27% and developing a long term strategy that delivered years of double-digit growth. Restored a once proud culture by establishing a compelling vision and focused on both team and individual development.

General Mills
Associate Marketing Manager
2001 - 2005 (4 years)
Greater Minneapolis-St. Paul Area

Progressive assignments across multiple brands and retail channels including the turnaround of the iconic Fruit Roll-Ups brand, delivering 18% baseline growth after six years of decline and kick-starting stalled Honey Nut Cheerios momentum by delivering the highest scoring advertising in brand history.

Education

Isenberg School of Management, UMass Amherst
Bachelor of Science - BS, Sport Management

Washington University in St. Louis - Olin Business School
Master of Business Administration - MBA, Marketing

University of Massachusetts Amherst
Bachelor of Arts - BA, Psychology